B. Riley Wealth Management, Inc.

(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Financial Report
December 31, 2021

The report is filed in accordance with Rule 17a-5e(3) under the Securities and Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

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SEC FILE NUMBER
8-31206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __B. Riley Wealth Management, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__40 S. Main Street, Suite 1800__
                         (No. and Street)

__Memphis__   TN   38103
    (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Mary Ann N. Swain__   __901-259-9435__   __maryswain@brileyfin.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Spicer Jeffries LLP__
           (Name – if individual, state last, first, and middle name)

__4601 DTC Boulevard, Suite 700__   Denver   CO   80237
(Address)   (City)   (State)   (Zip Code)

10/20/2003   349
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Ann N. Swain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B. Riley Wealth Management, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



D. KEITH COLE
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature: [signature]

Title:
Chied Financial Officer

[signature]
Notary Public

My Commission Expires:
September 7, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
B. Riley Wealth Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B. Riley Wealth Management, Inc. (the "Company") as of December 31, 2021, and the related notes to the statement of financial condition (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2018.

Denver, Colorado
February 22, 2022



B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Statement of Financial Condition

		December 31, 2021
Assets		
Cash and cash equivalents	$	11,446,865
Securities and other investments owned, at fair value		8,768,120
Due from clearing brokers		4,519,609
Prepaid expenses and other assets		1,294,145
Forgivable loans, net of allowance for doubtful accounts of $1,117,986		12,555,676
Property and equipment, net of accumulated depreciation		1,117,904
Intangible assets, net of accumulated amortization		291,666
Mutual fund trails and other		705,418
Operating lease right-of-use assets		7,798,818
Receivable from affiliates		227,393
Other assets		1,117,469
Deferred tax asset		1,216,261
Total Assets	$	**51,059,344**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	2,937,850
Accrued compensation		4,925,269
Payable to affiliates		736,417
Securities sold, not yet purchased, at fair value		353
Deferred revenue		1,625,000
Operating lease liabilities		8,552,537
Liabilities subordinated to claims of general creditors		357,143
Total Liabilities		19,134,569
Stockholder's Equity		
Total Stockholder's Equity		31,924,775
Total Stockholder's Equity		31,924,775
Total Liabilities and Stockholder's Equity	$	**51,059,344**

See Notes to Financial Statements.

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Notes to Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

General

B. Riley Wealth Management, Inc. (the "Company") is a fully disclosed broker-dealer of investment securities and a Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") registered investment adviser. The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee and has 19 branch offices in 12 states. The Company is a fully disclosed broker-dealer and substantially all transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc. ("BRWMH"). BRWMH is a subsidiary of B. Riley Financial, Inc. ("BRF").

The Company is a securities broker-dealer providing several classes of services including principal, agency, and investment advisory services.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(i) provides that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all securities for, or owe money or securities to, customers and effectuates all transactions between the clearing-broker dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of B. Riley Wealth Management". The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all customer accounts and custodian responsibility includes maintenance and preservation of all related books and records as are customarily retained by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with Wells Fargo Clearing Services, LLC ("WFC"), National Financial Services, LLC ("NFS"), and Apex Clearing Corporation ("APEX"). The Company's commissions are collected by WFC, NFS, and APEX as the Company's clearing firms. The clearing firms remit commissions, net of clearing charges, to the Company at least monthly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

(a) Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis, as if transactions had settled. Resulting gains and losses and change in unrealized net gains and losses are reflected in principal transactions in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the receivables from clearing organizations on the statement of financial condition. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses recorde trade date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Receivables Due From Clearing Organizations

Receivables relating to trade transactions pending settlement are netted in receivables from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with WFC. Depending on daily cash requirements or securities held in inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

(c) Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on forgivable loans in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable receivables considered at risk or uncollectable. The expense associated with the allowance for doubtful accounts is reported in other selling, general, and administrative expenses in the statement of operations.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(e) Intangible Assets

Intangible assets determined to have finite lives are amortized based upon the estimated economic benefits received. Intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value has decreased below the carrying value. An impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. There was no impairment loss determined for the year ended December 31, 2021.

(f) Income Taxes

The Company is included in the consolidated federal income tax return of BRWMH. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from BRWMH.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and not operating loss carryforwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken while preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state, and local tax examination by tax authorities for years prior to fiscal year 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to calculate estimates and make assumptions that affect the reported assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Investment Advisory Fees

Investment advisory fees are billed and received quarterly but recognized as earned on a pro-rata basis over the contract term.

(i) Rebate Income

Rebates received from the Company's clearing firm related to customer cash balances held at the clearing firm are recorded when earned.

(j) Recent Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"). This standard requires an allowance to be recorded for all expected credit losses for certain financial assets. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments – Credit Losses (Topic 326); Targeted Transition Relief," which allows entities to irrevocably elect, upon adoption of ASU 2016-13, the fair value option on financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of ASC 326-20 if the instruments are eligible for the fair value option under ASC 825-10. ASU 2016-13 and ASU 2019-05 are effective for public companies for interim and annual period beginning December 15, 2019.

The Company adopted the new credit losses standard effective January 1, 2020. Pursuant to ASU 2016-13 and its amendment ASU 2019-05, the Company elected the irrevocable fair value option for all outstanding loans receivable that were previously measured at amortized cost. Under the fair value option, loans receivable are now measured at each reporting period based upon their exit value in an orderly transaction and unrealized gains or losses from changes in fair value are recorded in the consolidated statements of income. These loans are no longer subject to evaluation for impairment through an allowance for loan loss as such losses will be captured through fair value changes. The impact of adopting ASC 326 was immaterial to the condensed consolidated financial statements.

NOTE 3 - RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2021 consist of the following:

Clearing Deposit, WFC	$	252,531
Clearing Deposit, NFS		250,000
Clearing Deposit, APEX		125,000
Clearing Deposit, National Securities Clearing Corp		5,000
Receivable from clearing organizations		937,233
Fees and commissions receivable/payable, net		255,200
Margin accounts cash balance		2,694,645
	$	4,519,609

The Company clears certain of its proprietary transactions through clearing organizations. Cash and financial instruments owned and held at the clearing organizations may collateralize securities sold not yet purchased and amounts payable and may serve to satisfy regulatory capital or margin requirements.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined by applying models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government agency securities – U.S. Government agency securities are comprised of agency issued debt. Agency issued debt securities are generally valued in a manner the same as U.S. Government securities and are categorized in Level 2 of the hierarchy.

NOTE 4 - FAIR VALUE MEASUREMENT (continued)

Certificates of deposit – Certificates of deposit are comprised of two main categories consisting of securities traded on national exchanges and securities that are privately held by banks. These securities are valued based on market quotations if available or at the principal balance provided the maturity is less than one year and are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Equity securities (common & preferred stock and equity options) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

The following table summarizes the levels assigned, as of December 31, 2021, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities and other investments owned, at fair value				
Equity Securities	$ 303	$ -	$ -	$ 303
Municipal Securities	-	105,104	-	105,104
Other Securities	-	8,662,713	-	8,662,713
	$ 303	$ 303	$ -	$ 8,768,120
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity Securities	$ 353	$ -	$ -	$ 353
	$ 353	$ -	$ -	$ 353

The Company determines the assigned investment levels at each measurement date. Transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy for the recognition of transfers between fair value hierarchy levels. There were no significant transfers among Levels 1, 2, and 3 during the period.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation and amortization at December 31, 2021 consisted of the following:

Furniture and Fixtures	$ 1,292,588
Office Equipment	280,931
Computer Hardware	1,575,597
Software Purchased	845,763
Leasehold Improvements	1,220,586
	5,215,465
Less accumulated depreciation	(4,097,561)
	$ 1,117,904

NOTE 6 - PROFIT-SHARING PLAN

The Company has a 401(k)-profit-sharing plan administrated by B. Riley Financial, Inc. for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 25 percent of employees' contributions up to 6 percent of employees' eligible compensation. Employees become fully vested in employer contributions. The Company did not make a profit-sharing contribution for the year ended December 31, 2021.

NOTE 7 - FORGIVABLE LOANS

The Company entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive advanced amounts over the respective employment periods which range from 30 to 84 months. Advances are expensed ratably over the term of the agreements.

B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Notes to Financial Statements

NOTE 8 - RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of BRWMH. Through the common ownership of BRWMH, the Company has one sister company: BRWMH is a wholly owned subsidiary of B. Riley Financial, Inc. ("BRF"). Through BRF, the Company has a related-party relationship with B. Riley Securities, Inc. ("BRS"), GAA Advisory & Valuation Services LLC ("GAA"), Great American Group, LLC ("GAG"), GAG Intellectual Property Advisor ("GIP"), GlassRatner Advisory & Capital Group, LLC ("GRA"), GAG Machinery & Equipment LLC ("MEV"), B. Riley Real Capital Management ("BRCM"), Ymax Corporation ("YMAX"), B. Riley Principal, Inc. ("BRPI"), B. Riley Financial, Inc. ("GAX"), National Securities, Inc. ("NSC"), and B. Riley Corporate Services, Inc. ("BCS").

Periodically the Company engages in transactions with related parties. Transactions with BRWMH include allocation of overhead expenses, payment of expenses on behalf of BRWMH, and cash transfers for repayment of amounts due and for operating purposes. Transactions with sister companies include payment of expenses on their behalf and cash transfers for repayment of amounts due and for operating purposes.

The Company recorded the following related party receivables from and payables to its parent and sister companies that arose during the ordinary course of business as of December 31, 2021:

Receivable from affiliates		
BRS	$	128,563
GAA		8,924
GAG		9
GIP		10,895
GRA		15,836
MEV		3,335
BRCM		53,924
YMAX		5,814
BRPI		95
	$	227,395
Payable to affiliates		
BCS	$	141,961
NSC		47,353
GAX		547,103
	$	736,417

NOTE 9 - LEASING ARRANGEMENTS

The Company's operating lease assets primarily represent the lease of office space where the Company conducts its operations with the weighted average lease term of 7.4 years. The operating leases have lease terms ranging from one month to twelve years. The weighted average discount rate used to calculate the present value of lease payments was 5.58% at December 31, 2021.

As of December 31, 2021, maturities of operating lease liabilities were as follows:

2022	$ 2,097,866
2023	1,790,858
2024	1,568,471
2025	1,323,484
2026	861,940
Thereafter	2,620,331
Total lease payments	$ 10,262,950
Less: imputed interest	(1,710,413)
Total operating lease liability	$ 8,552,537

As of December 31, 2021, the Company did not have any significant leases executed but not yet commenced.

As part of its building leases, the Company obtained a letter of credit for $27,000 from a bank for the year ended December 31, 2021 for the Chicago building lease on West Madison. The West Madison letter of credit is unsecured.

NOTE 10 - INTANGIBLE ASSETS

Intangible assets as of December 31, 2021, consisted of the following:

	Asset Life (Years)	Cost	Accumulated Amortization	Net Carrying Value
Amortizable Intangible Assets:				
Customer Relationships	10	$ 2,600,000	$ (2,350,834)	$ 249,166
Non-Amortizable Intangible Assets:				
Trade Name		42,500	-	42,500
		$ 2,642,500	$ (2,350,834)	$ 291,666

As indicated above, customer relationships have an asset life of 10 years. The remaining amortization expense associated with this asset will be $249,166 over the next final fiscal year.

NOTE 11 - INCOME TAXES

The tax effects of temporary differences that give rise to significant positions of deferred tax assets on December 31, 2021 are defined as follows:

Deferred Tax Assets		
Net Operating Loss Carryforwards	$	4,300,458
Deferred Revenue		40,029
Property and Equipment, net		59,031
Intangible Assets, net		42,030
Lease Liability		1,796,033
Other Accrued		519,583
		6,757,164
Deferred Tax Liabilities		
Property and Equipment, net		(84,413)
Right of Use Asset		(1,584,841)
Intangible Assets, net		(739)
Accrued Bonus		18,935
Other Items		(142,742)
		(1,793,800)
Valuation Allowance		(3,747,103)
Net Deferred Tax Asset	$	1,216,261

The Company is treated as a disregarded entity for federal and certain state income tax purposes and B. Riley Financial, Inc. (BRF) includes the taxable income (loss) of the Company on its tax return. As of December 31, 2021, the Company reported a deferred tax asset of $1,216,261 primarily due to expenses not recognized for tax and the cumulative taxable loss in prior fiscal years.

This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income (loss) as part of the consolidated group that will be included in the federal and state income tax returns of BRF. The Company is not currently under audit related to its federal income tax returns. As of December 31, 2021, tax years subsequent to December 31, 2018 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2021, the Company had no liability for uncertain tax positions.

As of December 31, 2021, the Company had federal and state net operating loss carryforwards of approximately $14m and $19m, respectively. The federal and state net operating losses expire beginning June 30, 2030 and June 30, 2024, respectively.

Prior to the July 3, 2017 acquisition of the Company by BRF, management determined that it was more likely than not that the net operating loss carryforwards would expire unused and a valuation allowance equal to 100% of the deferred tax asset was recorded. Subsequent to the acquisition of the Company by BRF, a portion of the valuation allowance was released as part of the purchase accounting entries. BRF recorded the purchase accounting entries and did not make an election under ASC 805 to push down the accounting to the Company. Consistent with the release of the valuation allowance by BRF, the Company did not record a valuation allowance for the loss carryforwards generated after the acquisition but reduces the pre-acquisition net operating loss and valuation allowance as they are utilized in BRF's consolidated tax returns.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is subject to certain legal and regulatory matters that arise in the ordinary course of business. In particular, the Company is named in and subject to various proceedings and claims including lawsuits, arbitration claims, and regulatory matters. The Company does not believe that the results of these claims are likely to have a material effect on its financial position or results of operations.

NOTE 13 - SUBORDINATED LIABILITIES

The Company has a seven-year subordinated note payable to a clearing organization with a balance of $357,143 as of December 31, 2021. The note requires one annual principal installment payment of $357,143 plus accrued interest at the prime rate plus 2.0%, which was 6.75% at the anniversary date and locked as of December 31, 2021. Prime rate plus 2.0% resets annually at anniversary of the loan origination date. The installment payments are due on the anniversary date of the loan beginning January 31, 2016.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings, when outstanding, are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2021, future maturities of debt are as follows:

2022	$	357,143
	$	357,143

NOTE 14 - OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND GUARANTEES

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by many factors including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 15 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. On December 31, 2021, the Company had net capital of $13,833,496 which was $12,819,289 in excess of required net capital of $1,014,207. The Company's net capital percentage was 109.97.